Exhibit to Accompany
Item 77J b
Form N-SAR
Ariel Growth Fund
the Funds


According to the provisions
of Statement of
Position 93  2 SOP 93  2
 Determination,
Disclosure and Financial
 Statement Presentation of
Income, Capital Gain and
 Return of Capital
Distributions by Investment
 Companies,  the Funds
are required to report the
 accumulated net
investment income loss and
 accumulated net capital
gain loss accounts to
 approximate
 amounts
available for future
distributions on a tax
basis or
to
offset future realized
capital gains.  Accordingly,
at
September 30, 2001,
 reclassifications were
recorded to increase capital
 stock by $5,166, $5,061
 and $0,
increase (decrease)
undistributed net investment
income by $(8,160), $(933)
 and $(526); and
increase (decrease)
accumulated net realized gain
(loss) on investments by
 $2,944, $(4,128) and
$(526) for the Ariel Fund,
 Appreciation Fund and
Premier Bond Funds, respectively.